EXHIBIT 99.12
                                                                  -------------


                             MATERIAL CHANGE REPORT


1.    NAME AND ADDRESS OF REPORTING ISSUER:

      Advantage Energy Income Fund
      3100, 150 - 6th Avenue S.W.
      Calgary, Alberta
      T2P 3H7

2.    DATE OF MATERIAL CHANGE:

      June 23, 2006

3.    NEWS RELEASE:

      On June 23, 2006 at Calgary, Alberta, a news release was issued and disseminated through Canada Newswire.

4.    SUMMARY OF MATERIAL CHANGE:

      On June 23, 2006, Advantage Energy Income Fund ("ADVANTAGE") and Ketch Resources Trust ("KETCH") announced the closing of the Plan of
      Arrangement  (the  "ARRANGEMENT")  and the  successful  merger of the two
      Trust.

5.    FULL DESCRIPTION OF MATERIAL CHANGE:

      Advantage and Ketch announced the closing of the Plan of Arrangement (the "Arrangement") and the successful merger of the two trusts.

      The combined entity will continue under the name Advantage Energy Income Fund and will trade on the TSX under the symbol AVN.UN and on the NYSE under the symbol AAV. The Ketch trust units and 6.5 % convertible debentures will be delisted from the TSX on or about June 28, 2006. Subsequent to the delisting of the Ketch 6.5% convertible debentures, Advantage will assume all covenants and obligations of the 6.5% convertible debentures which will then commence trading on the TSX under the symbol "AVN.DB.E".

      ADVISORY

      BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

      The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations

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      including  the adoption of new  environmental  laws and  regulations  and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required
      approvals  of  regulatory   authorities.   Advantage's   actual  results,
      performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

6.    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102.

      Not applicable.

7.    OMITTED INFORMATION:

      Not applicable.

8.    EXECUTIVE OFFICER:

      The name and business numbers of the executive officer of Advantage Oil & Gas Ltd., who is knowledgeable of the material change and this report is:

      Peter  Hanrahan, Vice-President, Finance and Chief Financial Officer
      Telephone: (403) 781-8137
      Facsimile: (403) 262-0723

9.    DATE OF REPORT:

      Dated June 30, 2006